Exhibit 99.1

FENNEC PHARMACEUTICALS REPORTS THIRD QUARTER 2024 FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

~ Achieved Third Quarter 2024 Net Product Sales of $7.0 Million ~

~ Increasing Momentum and Successful Reimbursement in the Adolescent and Young Adult (AYA) Segment Following Strategic Investments to Drive Awareness of Ototoxicity & Adoption of PEDMARK® ~

~ Strengthened Executive Leadership Team with Chief Medical Officer, Chief Commercial Officer & Chief Strategy Officer Appointments ~

~ Company Has Approximately $40 Million in Cash, Cash Equivalents, and Investment Securities Expected to Fund Operations Into at Least 2026 ~

~ Management to Host Conference Call Today at 8:30 a.m. ET ~

Research Triangle Park, NC, November 7, 2024 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company, today reported its financial results for the third quarter ended September 30, 2024, and provided a business update.

“I am pleased with the progress that we have made since recently joining Fennec in August as CEO. We are making significant headway that will position us for near-term and sustainable growth, including market expansion to the Adolescent and Young Adult (AYA) community with payor reimbursement, and adoption within prominent academic centers,” said Jeff Hackman, chief executive officer of Fennec Pharmaceuticals. “Our strategic and focused investments in educational initiatives reflect the strength of the foundation we are building upon with PEDMARK®. Together with the recent executive leadership team appointments combined with Fennec’s talented employee base, I believe that we are well positioned to execute, accelerate growth and unlock value across all key market segments.”

Recent Developments and Highlights:

●	Appointed Pierre S. Sayad, PhD, M.S., as chief medical officer, Terry Evans as chief commercial officer and Christiana Cioffi, MBA, as chief strategy officer. Seasoned biopharmaceutical industry executives with proven clinical, commercial, sales, operational, and oncology market expertise will significantly accelerate our ability to build upon and seamlessly execute our integrated commercial strategy for PEDMARK® and create shareholder value.

●	Surpassed greater than 90% reimbursement for PEDMARK® in the AYA population in Q3. Insights from a market and situational analysis to better understand patient incidence and addressable patient populations identified significant near-and long-term opportunities across the Pediatric and AYA market segments. The opportunity for the AYA segment is significant with at least 10,000 patients treated annually with cisplatin, including primary tumors such as germ cell tumors and thyroid tumors. The incidence of ototoxicity induced by cisplatin has been estimated to be 36% of adult patients with cancer and 40%-60% of pediatric cancer patients.[i]

●	PEDMARQSI® commercial launch in Europe: Following the exclusive licensing agreement announcement executed in March with Norgine, PEDMARQSI is expected to be available in select markets in Europe in the coming months, which will generate additional revenue for Fennec in 2025 and beyond.

●	Investigator-initiated clinical trial (STS-J01) in Japan evaluating PEDMARK® fully enrolled in October 2024: The clinical trial of STS-J01 evaluates the efficacy and safety of PEDMARK in reducing ototoxcity induced by cisplatin in children and AYAs with localized solid tumors. The primary endpoint of the trial is to assess the frequency of hearing impairment at the end of treatment. Results of the trial are expected in 2025 with the potential evaluation for registration of PEDMARK in Japan thereafter.

●	Participation in Key Scientific Meetings: During the third quarter, Fennec actively participated in key regional and national scientific meetings, including the National Community Oncology Dispensing Association (NCODA) International Fall Summit, the Testicular Cancer Awareness Foundation’s annual Conference and the Association of Pediatric Hematology/Oncology Nurses (APHON) annual meeting.

Financial Results for the Third Quarter 2024

●	Net Product Sales – The Company recorded net product sales of $7.0 million for the three-month period ended September 30, 2024, compared to $6.5 million in net product sales for the same period in 2023.

●	Cash Position – Cash and cash equivalents were $40.3 million on September 30, 2024. Cash decreased by $2.7 million over the previous quarter. The decrease in cash is the result of cash inflows from net sales offset by cash outlays for operating expenses related to the promotion of our product, selling and marketing expenses and general and administrative expenses. We anticipate that our cash, cash equivalents and investment securities as of September 30, 2024 will be sufficient to fund our planned operations into at least 2026.

●	Selling and Marketing Expenses –The Company recorded $4.6 million in selling and marketing expenses for the period ended September 30, 2024, compared to $3.4 million for the same period in 2023. The increase is largely related to additional selling and marketing expenses as the Company expanded its focus in the AYA and community oncology population during 2024.

●	General and Administrative (G&A) Expenses – G&A expenses were $6.1 million compared to $3.8 million in the same period in 2023 and $6.9 million in the second quarter of 2024. The increase includes additional expenses related to non-cash equity compensation, one-time severance related to our previous CEO and ongoing IP litigation expenses.

●	Net Earnings – Net loss for the quarter ended September 30, 2024 was $5.7 million (basic and diluted loss of $0.21 per share) compared to a net loss of $1.9 million (basic and diluted loss of $0.07 per share) for the same period in 2023.

Q3 2024 Conference Call Information

Date: Thursday, November 7, 2024

Time:  8:30 a.m. ET

Link:  https://edge.media-server.com/mmc/p/e6my278s

To access the conference call, dial 888-596-4144 or 646-968-2525 internationally and referencing the conference access ID: 6896851. To access the live webcast link, log onto www.fennecpharma.com and proceed to the News & Events/Event Calendar page under the Investors & Media heading. Please connect to the company’s website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to listen to the webcast. A webcast replay of the conference call will also be archived on www.fennecpharma.com for thirty days.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended September 30, 2024 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations:

(U.S. Dollars in thousands except share and per share amounts)

	Three Months Ended
	September 30,	September 30,
	2024	2023

Revenue
PEDMARK product sales, net	$6,974	$6,515

Operating expenses:
Cost of products sold	1,357	331
Research and development	97	12
Selling and marketing	4,601	3,384
General and administrative	6,121	3,805

Total operating expenses	(12,176)	7,532
Loss from operations	(5,202)	(1,017)

Other (expense)/income
Unrealized foreign exchange loss	—	(11)
Amortization expense	(21)	(72)
Unrealized loss on securities	(3)	(13)
Interest income	516	102
Interest expense	(1,025)	(856)
Total other (expense)/income	(533)	(850)

Net loss	$(5,735)	$(1,867)

Basic net loss per common share	$(0.21)	$(0.07)
Diluted net loss per common share	$(0.21)	$(0.07)
Weighted-average number of common shares outstanding basic	27,371	26,596
Weighted-average number of common shares outstanding diluted	27,371	26,596

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars and shares in thousands)

	Unaudited	Audited
	September 30,	December 31,
	2024	2023

Assets

Current assets
Cash and cash equivalents	$40,320	$13,269
Accounts receivable, net	12,908	8,814
Prepaid expenses	3,066	2,575
Inventory	1,125	2,156
Other current assets	546	44
Total current assets	57,965	26,858

Non-current assets
Deferred issuance cost, net amortization	956	6
Total non-current assets	956	6
Total assets	$58,921	$26,864

Liabilities and shareholders’ (deficit) equity

Current liabilities:
Accounts payable	$3,867	$3,778
Accrued liabilities	3,313	3,754
Deferred revenue-current	248	21
Operating lease liability-current	7	—
Total current liabilities	7,435	7,553

Non-current liabilities
Term loan	30,000	30,000
PIK interest	2,323	1,219
Debt discount	(227)	(288)
Contract liability	24,561	2
Total non-current liabilities	56,657	30,933
Total liabilities	64,092	38,486

Shareholders’(deficit) equity:
Common stock, no par value; unlimited shares authorized; 27,422 shares issued and outstanding (2023 ‑27,027)	145,438	144,307
Additional paid-in capital	65,844	62,073
Accumulated deficit	(217,696)	(219,245)
Accumulated other comprehensive income	1,243	1,243
Total shareholders’ (deficit) equity	(5,171)	(11,622)
Total liabilities and shareholders’ (deficit) equity	$58,921	$26,864

Working Capital

Working capital	Fiscal Period Ended
Selected Asset and Liability Data:	September 30, 2024	December 31, 2023
(U.S. Dollars in thousands)
Cash and equivalents	$40,320	$13,269
Other current assets	17,645	13,589
Current liabilities	7,435	7,553
Working capital	$50,530	$19,305

Selected Equity:
Common stock and additional paid in capital	211,282	206,380
Accumulated deficit	(217,696)	(219,245)
Shareholders’ (deficit) equity	(5,171)	(11,622)

About Cisplatin-Induced Ototoxicity

Cisplatin and other platinum compounds are essential chemotherapeutic agents for the treatment of many pediatric malignancies. Unfortunately, platinum-based therapies can cause ototoxicity, or hearing loss, which is permanent, irreversible, and particularly harmful to the survivors of pediatric cancer.ii

The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids or cochlear implants, which can be helpful for some, but do not reverse the hearing loss and can be costly over time.iii Infants and young children that are affected by ototoxicity at critical stages of development lack speech and language development and literacy, and older children and adolescents often lack social-emotional development and educational achievement.iv

PEDMARK® (sodium thiosulfate injection)

PEDMARK® is the first and only U.S. Food and Drug Administration (FDA) approved therapy indicated to reduce the risk of ototoxicity associated with cisplatin treatment in pediatric patients with localized, non-metastatic, solid tumors. It is a unique formulation of sodium thiosulfate in single-dose, ready-to-use vials for intravenous use in pediatric patients. PEDMARK is also the first and only therapeutic agent with proven efficacy and safety data with an established dosing regimen, across two open-label, randomized Phase 3 clinical studies, the Children’s Oncology Group (COG) Protocol ACCL0431 and SIOPEL 6.

In the U.S. and Europe, it is estimated that, annually, more than 10,000 children may receive platinum-based chemotherapy. The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult, and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children that suffer ototoxicity at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

PEDMARK has been studied by co-operative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, COG ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, medulloblastoma, and other solid tumors. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

Indications and Usage

PEDMARK® (sodium thiosulfate injection) is indicated to reduce the risk of ototoxicity associated with cisplatin in pediatric patients 1 month of age and older with localized, non-metastatic solid tumors.

Limitations of Use

The safety and efficacy of PEDMARK have not been established when administered following cisplatin infusions longer than 6 hours. PEDMARK may not reduce the risk of ototoxicity when administered following longer cisplatin infusions, because irreversible ototoxicity may have already occurred.

Important Safety Information

PEDMARK is contraindicated in patients with history of a severe hypersensitivity to sodium thiosulfate or any of its components.

Hypersensitivity reactions occurred in 8% to 13% of patients in clinical trials. Monitor patients for hypersensitivity reactions. Immediately discontinue PEDMARK and institute appropriate care if a hypersensitivity reaction occurs. Administer antihistamines or glucocorticoids (if appropriate) before each subsequent administration of PEDMARK. PEDMARK may contain sodium sulfite; patients with sulfite sensitivity may have hypersensitivity reactions, including anaphylactic symptoms and life-threatening or severe asthma episodes. Sulfite sensitivity is seen more frequently in people with asthma.

PEDMARK is not indicated for use in pediatric patients less than 1 month of age due to the increased risk of hypernatremia or in pediatric patients with metastatic cancers.

Hypernatremia occurred in 12% to 26% of patients in clinical trials, including a single Grade 3 case. Hypokalemia occurred in 15% to 27% of patients in clinical trials, with Grade 3 or 4 occurring in 9% to 27% of patients. Monitor serum sodium and potassium levels at baseline and as clinically indicated. Withhold PEDMARK in patients with baseline serum sodium greater than 145 mmol/L.

Monitor for signs and symptoms of hypernatremia and hypokalemia more closely if the glomerular filtration rate (GFR) falls below 60 mL/min/1.73m2.

Administer antiemetics prior to each PEDMARK administration. Provide additional antiemetics and supportive care as appropriate.

The most common adverse reactions (≥25% with difference between arms of >5% compared to cisplatin alone) in SIOPEL 6 were vomiting, nausea, decreased hemoglobin, and hypernatremia. The most common adverse reaction (≥25% with difference between arms of >5% compared to cisplatin alone) in COG ACCL0431 was hypokalemia.

Please see full Prescribing Information for PEDMARK® at: www.PEDMARK.com.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company focused on the development and commercialization of PEDMARK® to reduce the risk of platinum-induced ototoxicity in pediatric patients. Further, PEDMARK received FDA approval in September 2022 and European Commission approval in June 2023 and U.K. approval in October 2023 under the brand name PEDMARQSI®. PEDMARK has received Orphan Drug Exclusivity in the U.S. and PEDMARQSI has received Pediatric Use Marketing Authorization in Europe which includes eight years plus two years of data and market protection. For more information, please visit www.fennecpharma.com.

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include statements about our business strategy, timeline and other goals, plans and prospects, including our commercialization plans respecting PEDMARK®, the market opportunity for and market impact of PEDMARK®, its potential impact on patients and anticipated benefits associated with its use, and potential access to further funding after the date of this release. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risks and uncertainties that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, our ability to obtain necessary capital when needed on acceptable terms or at all, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2023. Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

PEDMARK® and Fennec® are registered trademarks of Fennec Pharmaceuticals Inc.

©2024 Fennec Pharmaceuticals Inc. All rights reserved. FEN-1604-v1

For further information, please contact:

Investors:
Robert Andrade
Chief Financial Officer
Fennec Pharmaceuticals Inc.
+1 919-246-5299

Corporate and Media:
Lindsay Rocco

Elixir Health Public Relations
+1 862-596-1304
lrocco@elixirhealthpr.com

i Asmi Chattaraj et al., Cisplatin-Induced Ototoxicity: A Concise Review of the Burden, Prevention, and Interception Strategies. JCO Oncol Pract 19, 278-283(2023). DOI:10.1200/OP.22.00710 https://ascopubs.org/doi/10.1200/OP.22.00710#:~:text=The%20incidence%20of%20ototoxicity%20induced,%25%2D60%25%20of%20pediatric%20patients.&text=Ototoxicity%20can%20be%20vestibular%20or,pain%2C%20and%20frank%20hearing%20loss.

ii Rybak L. Mechanisms of Cisplatin Ototoxicity and Progress in Otoprotection. Current Opinion in Otolaryngology & Head and Neck Surgery. 2007, Vol. 15: 364-369.

iii Landier W. Ototoxicity and Cancer Therapy. Cancer. June 2016 Vol. 122, No.11: 1647-1658.

iv Bass JK, Knight KR, Yock TI, et al. Evaluation and Management of Hearing Loss in Survivors of Childhood and Adolescent Cancers: A Report from the Children's Oncology Group. Pediatric Blood & Cancer. 2016 Jul;63(7):1152-1162.